UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dominion Diamond Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

257287953
(CUSIP Number)

The K2 Principal Fund, L.P.
2 Bloor St West, Suite 801 Toronto, Ontario, M4W 3E2
Telephone Number: (416) 365-2155

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
Copies To:

Adam M. Givertz
Edwin S. Maynard
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Telephone: (212) 373-3000

December 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 257287953	SCHEDULE 13D	Page 2 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The K2 Principal Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 840,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 840,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 257287953	SCHEDULE 13D	Page 3 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON K2 GenPar L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 840,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 840,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 257287953	SCHEDULE 13D	Page 4 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON K2 GenPar 2009 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 840,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 840,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 257287953	SCHEDULE 13D	Page 5 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON K2 & Associates Investment Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 840,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 840,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 6 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shawn Kimel Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 840,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 840,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 7 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shawn Kimel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 840,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 840,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 257287953	SCHEDULE 13D	Page 8 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 1,163,090
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 1,163,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 9 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Global Resource Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 10 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Asset Management USA Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 11 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Resource Capital Investments Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 12 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exploration Capital Partners 1998-B LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 257287953	SCHEDULE 13D	Page 13 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 162,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 162,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 257287953	SCHEDULE 13D	Page 14 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott-Zijin Mining Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 162,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 162,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 257287953	SCHEDULE 13D	Page 15 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Paul Tognetti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER 93,100
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER 93,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,493,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 257287953	SCHEDULE 13D	Page 16 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kyle Jason McLean
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,500
	8	SHARED VOTING POWER 93,100
	9	SOLE DISPOSITIVE POWER 61,500
	10	SHARED DISPOSITIVE POWER 93,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 257287953	SCHEDULE 13D	Page 17 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlo Civelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 257287953	SCHEDULE 13D	Page 18 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pacific World Energy Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 257287953	SCHEDULE 13D	Page 19 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Patrick Charles Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States, United Kingdom and South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 257287953	SCHEDULE 13D	Page 20 of 29

Item 1. Security and Issuer

The name of the issuer is Dominion Diamond Corporation, a Canadian corporation (the “Issuer”). The address of the Issuer’s principal executive offices is P.O. Box 4569, Station A, Toronto, ON, Canada  M5W 4T9. This Schedule 13D relates to the Issuer’s common shares, without par value (the “Shares”).

Item 2. Identity and Background

This Schedule 13D is filed by the Fund, the K2 GP, GenPar 2009, K2 & Associates, SKI, Mr. Kimel, Sprott, GRIL, SAMUSA, RCIC, ECP, SAMLP, SZMMF, Mr. Tognetti, Mr. McLean, Mr. Civelli, Pacific World and Mr. Evans (each as defined below and collectively, the “Reporting Persons”). Each Reporting Person provided only the information as to itself and its affiliates and did not provide or independently verify the information contained in this statement provided by any other Reporting Person.

(1) K2 Reporting Persons

(a), (f) The “K2 Reporting Persons” are (i) The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund”), the general partner of which is the K2 GP; (ii) K2 GenPar L.P., an Ontario limited partnership (the “K2 GP”), the general partner of which is GenPar 2009; (iii) K2 GenPar 2009 Inc., an Ontario corporation and a direct wholly-owned subsidiary of SKI (“GenPar 2009”); (iv) K2 & Associates Investment Management Inc., an Ontario corporation and a direct 66.5% owned subsidiary of SKI (“K2 & Associates”); (v) Shawn Kimel Investments, Inc., an Ontario corporation and a direct wholly owned subsidiary of Mr. Kimel (“SKI”); and (vi) Shawn Kimel, a Canadian citizen (“Mr. Kimel”).

(b) The principal business address for the K2 Reporting Persons is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2.

(c) The principal business of the Fund is to invest in securities; the principal business of the K2 GP is serving as the general partner of the Fund and the principal business of GenPar 2009 is serving as general partner of the K2 GP; the principal business of K2 & Associates is serving as the investment manager and advisor to the Fund; the principal business of SKI is to serve as a holding company for investment purposes; and Mr. Kimel’s principal occupation is serving as President of each of SKI, GenPar 2009 and K2 & Associates.

(d) None of the K2 Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the K2 Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the applicable K2 Reporting Persons is set forth in Annex A, B and C, as applicable, and such Annexes are incorporated herein by reference.  To the best of the K2 Reporting Persons’ knowledge, none of such executive officers or directors have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2) Sprott Reporting Persons

(a), (f) The “Sprott Reporting Persons” are (i) Sprott Inc., an Ontario corporation (“Sprott”); (ii) Sprott Global Resource Investments Ltd., a California corporation and indirect wholly owned subsidiary of Sprott (“GRIL”); (iii) Sprott Asset Management USA Inc., a California corporation and indirect wholly owned subsidiary of Sprott (“SAMUSA”); (iv) Resource Capital Investments Corp., a Nevada corporation and indirect wholly owned subsidiary of Sprott (“RCIC”); (v) Exploration Capital Partners 1998-B LP, a California Limited Partnership (“ECP”), the general partner of which is RCIC; (vi) Sprott Asset Management LP, an Ontario limited partnership (“SAMLP”), the general partner of which is Sprott Asset Management GP Inc., an indirect wholly owned subsidiary of Sprott; (vii) and Sprott-Zijin Mining Master Fund, a Cayman Islands exempted company managed by SAMLP (“SZMMF”).

CUSIP No. 257287953	SCHEDULE 13D	Page 21 of 29

(b) The principal business address for each of Sprott, SAMLP and SZMMF is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada  M5J 2J1.  The principal business address for each of GRIL, SAMUSA, RCIC and ECP is 1910 Palomar Point Way, Suite 200, Carlsbad, California 92008.

(c) Sprott’s principal business is providing investment management services to private individuals and institutions; GRIL is a U.S. registered broker/dealer; SAMUSA is a registered investment advisor that offers a managed account program for investors; RCIC is a registered investment advisor that provides investment advisory services for pooled investment vehicles; ECP is an investment fund the general partner of which is RCIC; SAMLP is a registered investment advisor that provides investment advisory services on a discretionary basis to the Sprott family of funds and discretionary managed accounts, the general partner of which is Sprott Asset Management GP Inc.; and SZMMF is an investment fund managed by SAMLP.

(d) None of the Sprott Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Sprott Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the applicable Sprott Reporting Persons is set forth in Annex D, E, F and G, as applicable, and such Annexes are incorporated herein by reference.  To the best of the Sprott Reporting Persons’ knowledge, none of such executive officers or directors have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(3) John Paul Tognetti

(a), (f) John Paul Tognetti, a Canadian citizen (“Mr. Tognetti”).

(b) The principal business address for Mr. Tognetti is 700-200 Burrard Street, Vancouver, B.C., Canada  V6C 3L6.

(c) Mr. Tognetti is the Chairman of Haywood Securities Inc. (“Haywood Securities”).

(d) Mr. Tognetti has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Tognetti has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(4) Kyle Jason McLean

(a), (f) Kyle Jason McLean, a Canadian citizen (“Mr. McLean”).

(b) The principal business address for Mr. McLean is 700-200 Burrard Street, Vancouver, B.C., Canada  V6C 3L6.

(c) Mr. McLean is an Investment Advisor in Institutional Sales at Haywood Securities.

(d) Mr. McLean has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. McLean has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 257287953	SCHEDULE 13D	Page 22 of 29

(5) Carlo Civelli and Pacific World Energy Ltd.

(a), (f) Carlo Civelli, a Swiss citizen (“Mr. Civelli”) and Pacific World Energy Ltd., a British Virgin Islands corporation (“Pacific World”).

(b) The principal business address for each of Mr. Civelli and Pacific World is Morgan & Morgan Building, Pasea Estate,
Road Town, Tortola, B.V.I.

(c) Mr. Civelli is a director of Clarion Consulting Sarl, a financial consulting firm based in Monaco, and Pacific World is a holding company that is wholly owned by Mr. Civelli.

(d) Neither Mr. Civelli nor Pacific World has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mr. Civelli nor Pacific World has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Pacific World is set forth in Annex H, and such Annex is incorporated herein by reference.  To the best of Mr. Civelli and Pacific World’s knowledge, none of such executive officers or directors have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6) Patrick Charles Evans

(a), (f) Patrick Charles Evans, a citizen of the United States, the United Kingdom and South Africa (“Mr. Evans”).

(b) The principal business address for Mr. Evans is 8700 E. Pinnacle Peak Road, Suite 205, Scottsdale, Arizona, 85255.

(c) Mr. Evans is (i) the President, Chief Executive Officer and a director of Mountain Province Diamonds Inc. and (ii) the President, Chief Executive Officer and a director of Kennady Diamonds Inc.

(d) Mr. Evans has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Evans has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

(1) K2 Reporting Persons

The net investment costs (including commissions, if any) of the Shares owned by the K2 Reporting Persons is approximately US$2,922,846, with respect to purchases in United States dollars, and C$5,123,335, with respect to purchases in Canadian dollars, and the net investment costs (including commissions, if any) of the call options owned by the K2 Reporting Persons is approximately C$6,286.  The amounts paid were funded with cash on hand from existing investment portfolios.

(2) Sprott Reporting Persons

The net investment costs (including commissions, if any) of the Shares owned by the Sprott Reporting Persons is approximately US$11,698,659, with respect to purchases in United States dollars, and C$1,770,135, with respect to purchases in Canadian dollars. The amounts paid were funded with cash on hand from existing investment portfolios.

CUSIP No. 257287953	SCHEDULE 13D	Page 23 of 29

(3) John Paul Tognetti

The net investment costs (including commissions, if any) of the Shares owned by Mr. Tognetti is approximately US$10,953,190, with respect to purchases in United States dollars, and C$4,679,093, with respect to purchases in Canadian dollars, and the net investment costs (including commissions, if any) of the call options owned by Mr. Tognetti is approximately US$61,250. Such amounts include C$30,300 of purchases through Tri Fund, a joint account through which Mr. Tognetti and Mr. McLean beneficially own Shares.  The amounts paid were funded with Mr. Tognetti’s personal funds.

(4) Kyle Jason McLean

The net investment costs (including commissions, if any) of the Shares owned by Mr. McLean is approximately C$17,505, and the net investment costs (including commissions, if any) of the call options owned by Mr. McLean is approximately US$83,250, with respect to purchases in United States dollars, and C$47,805, with respect to purchases in Canadian dollars. Such amounts include US$61,250 and C$30,300, respectively, of purchases through Tri Fund, a joint account through which Mr. Tognetti and Mr. McLean beneficially own Shares.  The amounts paid were funded with Mr. McLean’s personal funds.

(5) Carlo Civelli and Pacific World

The net investment costs (net of commissions) of the Shares owned by Mr. Civelli (through his ownership of Pacific World) is approximately US$9,030,582, with respect to purchases in United States dollars, and C$1,999,500, with respect to purchases in Canadian dollars. The amounts paid were funded with Mr. Civelli’s personal funds.

(6) Patrick Charles Evans

The net investment costs (including commissions, if any) of the Shares owned by Mr. Evans is approximately US$126,046.  The amounts paid were funded with funds in the Evans Trust, of which Mr. Evans is a trustee.

Item 4. Purpose of Transaction

The acquisitions of the securities reported on this statement were made in the ordinary course of the Reporting Persons’ investment activities. The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On December 21, 2015, a representative of the K2 Reporting Persons, on behalf of the Group (as defined below), sent a letter to Daniel Jarvis, the Lead Director of the Issuer (the “Letter”), setting forth the Group’s belief that the Share price has suffered excessively and unnecessarily as a result of the Issuer’s misguided policies and missed opportunities and expressing the Group’s desire to work with the independent members of the Issuer’s Board of Directors (the “Board”) to maximize shareholder value.  The description of the Letter in this Schedule 13D is qualified in its entirety by reference to the full text of the Letter, a copy of which is filed with this Schedule 13D as Exhibit C and incorporated by reference herein.  The Reporting Persons intend to meet with members of the Board and other shareholders to discuss, among other things, the Issuer’s corporate governance; overall business strategy; business performance; capital allocation priorities; project priorities; cost containment; diamond marketing; compensation policies and practices; corporate disclosure practices; and shareholder engagement.  As part of such activities, the Reporting Persons may formulate plans or proposals regarding the Issuer or its securities, and may take positions or make proposals with respect to, among other things, the Issuer’s capital structure, corporate structure, operations, management, Board composition, strategy and future plans, including advocating for a sales process or a take-private transaction, including a take-private transaction in which the Reporting Persons could participate as a means of enhancing shareholder value. The Reporting Persons may also change their intention with respect to any and all matters referred to in Item 4.

On December 21, 2015, certain of the Reporting Persons entered into an agreement (the “Agreement”) thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which consists of the Reporting Persons (the “Group”). Pursuant to the rules of the SEC promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Group.  The total number of Shares beneficially owned by the Group as of the date hereof is 4,618,095, or 5.4% of the 85,290,979 Shares outstanding as at November 30, 2015, as publicly reported by the Issuer on December 11, 2015.

CUSIP No. 257287953	SCHEDULE 13D	Page 24 of 29

Each of the K2 Reporting Persons disclaims beneficial ownership of any Shares controlled or beneficially owned by members of the Group who are not also K2 Reporting Persons.

Each of the Sprott Reporting Persons disclaims beneficial ownership of any Shares controlled or beneficially owned by members of the Group who are not also Sprott Reporting Persons, each of the Sprott Reporting Persons other than SAMLP and SZMMF disclaim beneficial ownership of any Shares controlled or beneficially owned by SAMLP and/or SZMMF, and each of SAMLP and SZMMF disclaim beneficial ownership of any Shares controlled or beneficially owned by such other Sprott Reporting Persons.

Each of Mr. Tognetti, Mr. McLean, Mr. Civelli, Pacific World and Mr. Evans disclaims beneficial ownership of any Shares controlled or beneficially owned by any other member of the Group other than (i) with respect to Mr. Tognetti and Mr. McLean, Shares beneficially owned by such persons through a joint investment account and (ii) with respect to Mr. Civelli, Shares beneficially owned by Mr. Civelli through Pacific World.  The description of the Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed with this Schedule 13D as Exhibit D and incorporated by reference herein.

Under the Agreement, K2 & Associates, ECP, Mr. Tognetti, Mr. McLean, Pacific World and Mr. Evans, on their own behalf and on behalf of certain of their affiliates (except with respect to ECP, which agreed only on its own behalf) (i) to coordinate with respect to certain strategic activities relating to the Issuer and the Shares; (ii) that any Shares and/or options or other derivative securities that constitute or may by their terms create beneficial ownership of Shares (collectively, “Securities”) subsequently acquired by such party or such party’s affiliates, as applicable, shall be deemed subject to the terms of the agreement, and to give prompt notice of such acquisition; (iii) not to sell, transfer, assign, grant a participation interest in, pledge, hypothecate, grant security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement or other arrangement with respect to the Transfer of, any Securities to any person; (iv) at any meeting of shareholders of the Issuer called to vote upon the election of directors to the Board (or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the election of directors is sought, to cause such party’s Shares to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) such shares as may be agreed upon by the parties from time to time, and in any event to vote (a) in favor of any nominee for election chosen by the parties and against any nominee for election not chosen by the parties and (b) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the matters contemplated by the Agreement; and (v) to notify the other parties if such party becomes aware of any undisclosed material facts and/or material changes in respect of the Issuer or its securities.

Under the agreement, each of the parties shall pay such party’s proportionate share of all reasonable out-of-pocket, third-party expenses (including fees and disbursements of counsel, financial advisors, communication firms, proxy solicitors, accounting or valuation firms or other professionals and advisors engaged by, or to act on behalf of, the Group) in connection with the matters described in the Agreement, including in connection with the preparation, execution and delivery of the Agreement and all documents and instruments executed or prepared pursuant thereto, in each case to the extent not reimbursed by the Issuer.  Each party’s proportionate share of such expenses shall be the percentage obtained by dividing the number of Shares beneficially owned by such party by the total number of Shares beneficially owned by the Group (including such party), as of the date of termination of the Agreement.  The Agreement will terminate upon the earlier to occur of (i) the date on which the parties mutually agree; (ii) forthwith in the event that the parties, after making good faith efforts, have failed to reach agreement on a significant decision requiring mutual agreement; and December 31, 2016, unless such date is extended by agreement of the parties.

NEITHER THE AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO SHAREHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE AGREEMENT.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 257287953	SCHEDULE 13D	Page 25 of 29

Item 5. Interest in Securities of the Issuer

(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.   The number of Shares beneficially owned by certain of the Reporting Persons includes options to purchase Shares that are exercisable within the next 60 days.

(b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  Except as otherwise disclosed therein, none of the Reporting Persons, nor, to the best knowledge of the K2 Reporting Persons, any person listed in Annex A, B or C, nor, to the best knowledge of the Sprott Reporting Persons, any person listed in Annex D, E, F or G, nor, to the best knowledge of Mr. Civelli and Pacific World, any person listed in Annex H, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, and is incorporated herein by reference in its entirety in this response to Item 6.

In addition, certain of the Reporting Persons have entered into the Agreement, a copy of which is filed with this Schedule 13D as Exhibit D. The Agreement is described above in Item 4 and is incorporated herein by reference in its entirety in this response to Item 6.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B, which is incorporated by reference in its entirety in this response to Item 6.

The K2 Reporting Persons hold options to purchase 11,000 Shares pursuant to various American-style call options with strike prices ranging from C$11.00 to C$14.00 and exercisable through dates ranging from January 15, 2016 to April 15, 2016.  For purposes of Sections 13(d) and 13(g) of the Exchange Act, such reporting persons are deemed to have acquired beneficial ownership of the Shares underlying such call options.  However, none of the call options give the K2 Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

In addition, the K2 Reporting Persons have written put options granting certain counterparties the right, in such counterparties’ sole discretion, to require the K2 Reporting Persons to purchase 123,400 Shares with strike prices of US$7.50, C$9.00, C$10.00 and C$11.00, and exercisable through dates ranging from December 18, 2015 to May 20, 2016.  The K2 Reporting Persons received customary fees for granting such put options to such counterparties.  None of the put options give the K2 Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.  As of the date of this Schedule 13D, put options representing 42,000 underlying Shares have expired without being exercised.

Mr. McLean holds options to purchase 60,000 Shares pursuant to various American-style call options with strike prices ranging from US$7.50 to US$12.50 and exercisable through May 20, 2016.  In addition, through a joint investment account, Mr. McLean and Mr. Tognetti jointly hold options to purchase 90,100 Shares pursuant to various American-style call options with strike prices ranging from US$7.50 to US$12.50 and exercisable through dates ranging from February 19, 2016 to May 20, 2016.  For purposes of Sections 13(d) and 13(g) of the Exchange Act, such reporting persons are deemed to have acquired beneficial ownership of the Shares underlying such call options.  However, none of the call options give Mr. McLean or Mr. Tognetti direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

CUSIP No. 257287953	SCHEDULE 13D	Page 26 of 29

Except for the agreements described in this statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Shares
Exhibit C: Letter to Daniel Jarvis, Lead Director of the Issuer
Exhibit D: Agreement

CUSIP No. 257287953	SCHEDULE 13D	Page 27 of 29

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2015

K2 Principal Fund, L.P.

By: K2 GenPar L.P., its general partner

By: K2 GenPar 2009 Inc., its general partner

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

K2 GenPar L.P.

By: K2 GenPar 2009 Inc., its general partner

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

K2 GenPar 2009 Inc.

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

K2 & Associates Investment Management Inc.

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

Shawn Kimel Investments, Inc.

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

By:	/s/ Shawn Kimel
Name: Shawn Kimel

CUSIP No. 257287953	SCHEDULE 13D	Page 28 of 29

Sprott Inc.

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Authorized Signatory

Sprott Global Resource Investments Ltd.

By:	/s/ Gretchen Carter
Name: Gretchen Carter
Title: CFO, Rule Investments, Inc., General Partner

Sprott Asset Management USA Inc.

By:	/s/ Arthur Richards Rule IV
Name: Arthur Richards Rule IV
Title: President

Resource Capital Investments Corp.

By:	/s/ Arthur Richards Rule IV
Name: Arthur Richards Rule IV
Title: President

Exploration Capital Partners 1998-B LP

By: Resource Capital Investments Corp., its general partner

By:	/s/ Arthur Richards Rule IV
Name: Arthur Richards Rule IV
Title: President

CUSIP No. 257287953	SCHEDULE 13D	Page 29 of 29

Sprott Asset Management LP

By: Sprott Asset Management GP Inc., its general partner

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Director & Chief Compliance Officer

Sprott-Zijin Mining Master Fund

By: Sprott Asset Management LP, its general partner

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Director & Chief Compliance Officer

By:	/s/ John Paul Tognetti
Name: John Paul Tognetti

By:	/s/ Kyle Jason McLean
Name: Kyle Jason McLean

By:	/s/ Carlo Civelli
Name: Carlo Civelli

Pacific World Energy Ltd.

By:	/s/ Carlo Civelli
Name: Carlo Civelli
Title: Director

By:	/s/ Patrick Charles Evans
Name: Patrick Charles Evans

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF
K2 GENPAR 2009 INC.

The following table sets forth certain information with respect to the directors and executive officers of K2 GenPar 2009 Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Shawn Kimel (President and Director)	President and Director of SKI, GenPar 2009 and K2 & Associates 2 Bloor St West, Suite 801 Toronto, Ontario, M4W 3E2	Canadian

Annex B

DIRECTORS AND EXECUTIVE OFFICERS OF
K2 & ASSOCIATES INVESTMENT MANAGEMENT INC

The following table sets forth certain information with respect to the directors and executive officers of K2 & Associates Investment Management Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Shawn Kimel (President and Director)	President and Director of SKI, GenPar 2009 and K2 & Associates 2 Bloor St West, Suite 801 Toronto, Ontario, M4W 3E2	Canadian
Warren Kimel (Director)	Chief Executive Officer, Fabricland 1450 Castlefield Ave. Toronto, ON M6M 1Y6	Canadian
Ronald Kimel (Director)	Vice President, Westdale Construction Co. 35 Lesmill Road North York, ON M3B 2T3	Canadian

Annex C

DIRECTORS AND EXECUTIVE OFFICERS OF
SHAWN KIMEL INVESTMENTS, INC.

The following table sets forth certain information with respect to the directors and executive officers of Shawn Kimel Investments, Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Shawn Kimel (President and Director)	President and Director of SKI, GenPar 2009 and K2 & Associates 2 Bloor St West, Suite 801 Toronto, Ontario, M4W 3E2	Canadian

Annex D

DIRECTORS AND EXECUTIVE OFFICERS OF
SPROTT INC.

The following table sets forth certain information with respect to the directors and executive officers of Sprott Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Eric Sprott (Chairman)	Chairman, Sprott Inc. Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1	Canada
Jack C. Lee (Director)	President, Facet Resources Ltd. Calgary, AB	Canada
Alex Adamson (Director)	Managing Director, Oberndorf Enterprises, LLC 505 Sansome Street San Francisco, California 94111	United States
Marc Faber (Director)	Managing Director, Marc Faber Limited Suite 801, The Workstation 43 Lyndhurst Terrace Central, Hong Kong	Switzerland
Sharon Ranson (Director)	President, The Ranson Group 297 Inglewood Drive Toronto, Ontario M4T 1J2	Canada
James T. Roddy (Director)	Corporate Director (retired) Royal Bank Plaza, South Tower, 200 Bay Street Suite 2700, Toronto, Ontario, Canada M5J 2J1	Canada
Arthur Richards Rule (Director)	Founder, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States
Rosemary Zigrossi (Director)	President, Odaamis Inc. 207 Riverside Drive Toronto, Ontario M6S 4A8	Canada, Italy
Peter Grosskopf (Chief Executive Officer)	Chief Executive Officer, Sprott Inc. Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1	Canada
Kevin Hibbert (Chief Financial Officer & Corporate Secretary)	Chief Financial Officer & Corporate Secretary, Sprott Inc. Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1	Canada

Annex E

DIRECTORS AND EXECUTIVE OFFICERS OF
SPROTT GLOBAL RESOURCE INVESTMENTS LTD.

The following table sets forth certain information with respect to the directors and executive officers of Sprott Global Resource Investments Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Arthur Richards Rule (Director)	Founder, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States
Robert Villaflor (President, Chief Executive Officer and Director)	Chief Executive Officer, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States
Peter Grosskopf (Director)	Chief Executive Officer, Sprott Inc. Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1	Canada
John Ciampaglia (Director)	Executive Vice President of Corporate Development, Sprott Inc. Suite 2700, 200 Bay Street Royal Bank Plaza, South Tower Toronto, Ontario M5J 2J1	Canada
Kevin Hibbert (Director)	Chief Financial Officer & Corporate Secretary, Sprott Inc. Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1	Canada
Gretchen Carter (Treasurer)	Treasurer, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States
Laura Acevedo (Secretary)	Secretary, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States

Annex F

DIRECTORS AND EXECUTIVE OFFICERS OF
SPROTT ASSET MANAGEMENT USA INC.

The following table sets forth certain information with respect to the directors and executive officers of Sprott Asset Management USA Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Arthur Richards Rule (President and Director)	Founder, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States
Jeffrey Howard (Director)	Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States
Peter Grosskopf (Director)	Chief Executive Officer, Sprott Inc. Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1	Canada
John Ciampaglia (Director)	Executive Vice President of Corporate Development, Sprott Inc. Suite 2700, 200 Bay Street Royal Bank Plaza, South Tower Toronto, Ontario M5J 2J1	Canada
Kevin Hibbert (Director)	Chief Financial Officer & Corporate Secretary, Sprott Inc. Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1	Canada
Gretchen Carter (Treasurer)	Treasurer, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States
Laura Acevedo (Secretary)	Secretary, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States

Annex G

DIRECTORS AND EXECUTIVE OFFICERS OF
RESOURCE CAPITAL INVESTMENTS CORP.

The following table sets forth certain information with respect to the directors and executive officers of Resource Capital Investments Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Arthur Richards Rule (President and Director)	Founder, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States
Jeffrey Howard (Director)	Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States
Peter Grosskopf (Director)	Chief Executive Officer, Sprott Inc. Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1	Canada
John Ciampaglia (Director)	Executive Vice President of Corporate Development, Sprott Inc. Suite 2700, 200 Bay Street Royal Bank Plaza, South Tower Toronto, Ontario M5J 2J1	Canada
Kevin Hibbert (Director)	Chief Financial Officer & Corporate Secretary, Sprott Inc. Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1	Canada
Gretchen Carter (Treasurer)	Treasurer, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States
Laura Acevedo (Secretary)	Secretary, Sprott Global Resource Investments Ltd. 1910 Palomar Point Way, Suite 200 Carlsbad, CA 92008	United States

Annex H

DIRECTORS AND EXECUTIVE OFFICERS OF
PACIFIC WORLD ENERGY LTD.

The following table sets forth certain information with respect to the directors and executive officers of Pacific World Energy Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Carlo Civelli (Director)	Director, Clarion Consulting Sarl 24, Bd. Princesse Charlotte, “Est-Ouest” – 4eme étage 98000 Monaco	Switzerland
Henry Aldorf (Director)	President, Pacific LNG Operations Ltd. 111 Somerset Road, #06-06, TripleOne Somerset Singapore 238164	Netherlands

Exhibit A

Joint Filing Agreement

AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is made and entered into as of this 21st day of December, 2015, by and among The K2 Principal Fund, L.P., an Ontario limited partnership, K2 GenPar L.P., an Ontario limited partnership, K2 GenPar 2009 Inc., an Ontario corporation, K2 & Associates Investment Management Inc., an Ontario corporation, Shawn Kimel Investments, Inc., an Ontario corporation, Shawn Kimel, a Canadian citizen, Sprott Inc., an Ontario corporation, Sprott Global Resource Investments Ltd., a California corporation, Sprott Asset Management USA Inc., a California corporation, Resource Capital Investments Corp., a Nevada corporation, Exploration Capital Partners 1998-B LP, a California Limited Partnership, Sprott Asset Management LP, an Ontario limited partnership, Sprott-Zijin Mining Master Fund, a Cayman Islands exempted company, John Paul Tognetti, a Canadian citizen, Kyle Jason McLean, a Canadian citizen, Carlo Civelli, a Swiss citizen, Pacific World Energy Ltd., a British Virgin Islands corporation, and Patrick Charles Evans, a citizen of the United States, the United Kingdom and South Africa.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the “Filings”) required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of the common shares of Dominion Diamond Corporation that are required to be reported on any Filings.  Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

[Signature pages follow]

SIGNATURES

Dated:  December 21, 2015

K2 Principal Fund, L.P.

By: K2 GenPar L.P., its general partner

By: K2 GenPar 2009 Inc., its general partner

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

K2 GenPar L.P.

By: K2 GenPar 2009 Inc., its general partner

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

K2 GenPar 2009 Inc.

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

K2 & Associates Investment Management Inc.

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

Shawn Kimel Investments, Inc.

By:	/s/ Shawn Kimel
Name: Shawn Kimel
Title: President

By:	/s/ Shawn Kimel
Name: Shawn Kimel

Sprott Inc.

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Authorized Signatory

Sprott Global Resource Investments Ltd.

By:	/s/ Gretchen Carter
Name: Gretchen Carter
Title: CFO, Rule Investments, Inc., General Partner

Sprott Asset Management USA Inc.

By:	/s/ Arthur Richards Rule IV
Name: Arthur Richards Rule IV
Title: President

Resource Capital Investments Corp.

By:	/s/ Arthur Richards Rule IV
Name: Arthur Richards Rule IV
Title: President

Exploration Capital Partners 1998-B LP

By: Resource Capital Investments Corp., its general partner

By:	/s/ Arthur Richards Rule IV
Name: Arthur Richards Rule IV
Title: President

Sprott Asset Management LP

By: Sprott Asset Management GP Inc., its general partner

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Director & Chief Compliance Officer

Sprott-Zijin Mining Master Fund

By: Sprott Asset Management LP, its general partner

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Director & Chief Compliance Officer

By:	/s/ John Paul Tognetti
Name: John Paul Tognetti

By:	/s/ Kyle Jason McLean
Name: Kyle Jason McLean

By:	/s/ Carlo Civelli
Name: Carlo Civelli

Pacific World Energy Ltd.

By:	/s/ Carlo Civelli
Name: Carlo Civelli
Title: Director

By:	/s/ Patrick Charles Evans
Name: Patrick Charles Evans

Exhibit B

Schedule of Transactions

The K2 Principal Fund, L.P.

Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
11/25/2015	Common Shares	7,400	C$10.91	N/A	Open Market
11/25/2015	Common Shares	33,200	C$10.93	N/A	Open Market
11/26/2015	Common Shares	33,100	C$11.00	N/A	Open Market
11/27/2015	Common Shares	18,000	C$10.98	N/A	Open Market
11/27/2015	Common Shares	25,000	US$8.25	N/A	Open Market
11/30/2015	Common Shares	44,000	C$11.06	N/A	Open Market
11/30/2015	Common Shares	35,000	US$8.28	N/A	Open Market
12/1/2015	Common Shares	46,545	C$11.06	N/A	Open Market
12/1/2015	Common Shares	22,250	US$8.26	N/A	Open Market
12/2/2015	Common Shares	8,500	C$11.01	N/A	Open Market
12/2/2015	Common Shares	17,310	US$8.25	N/A	Open Market
12/3/2015	Common Shares	50,200	C$11.03	N/A	Open Market
12/3/2015	Common Shares	49,643	US$8.25	N/A	Open Market
12/4/2015	Common Shares	25,300	C$11.14	N/A	Open Market
12/4/2015	Common Shares	30,000	US$8.35	N/A	Open Market
12/7/2015	Common Shares	64,520	C$10.88	N/A	Open Market
12/7/2015	Common Shares	67,027	US$8.07	N/A	Open Market
12/8/2015	Common Shares	46,910	C$10.82	N/A	Open Market
12/8/2015	Common Shares	32,120	US$7.96	N/A	Open Market
12/9/2015	Common Shares	22,838	C$10.92	N/A	Open Market
12/9/2015	Common Shares	18,900	US$8.05	N/A	Open Market
12/10/2015	Common Shares	25,722	C$10.82	N/A	Open Market
12/10/2015	Common Shares	30,000	US$7.97	N/A	Open Market
12/11/2015	Common Shares	4,000	C$11.27	N/A	Open Market
12/11/2015	Common Shares	16,400	US$8.23	N/A	Open Market
12/14/2015	Common Shares	17,900	C$10.60	N/A	Open Market
12/14/2015	Common Shares	3,320	US$7.84	N/A	Open Market
12/15/2015	Common Shares	21,300	C$10.04	N/A	Open Market
12/15/2015	Common Shares	28,000	US$7.31	N/A	Open Market
12/14/2015	Common Shares	(15,000)	US$7.62	N/A	Open Market

Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
11/27/2015	American Style Listed Call Option	1,000	C$12.00	04/15/2016	Open Market
11/27/2015	American Style Listed Call Option	1,000	C$13.00	04/15/2016	Open Market
11/30/2015	American Style Listed Call Option	2,000	C$11.00	01/15/2016	Open Market
12/1/2015	American Style Listed Call Option	2,000	C$12.00	04/15/2016	Open Market
12/1/2015	American Style Listed Call Option	3,000	C$14.00	04/15/2016	Open Market
12/8/2015	American Style Listed Call Option	1,000	C$12.00	04/15/2016	Open Market
12/8/2015	American Style Listed Call Option	1,000	C$13.00	04/15/2016	Open Market
11/25/2015	American Style Listed Put Option	8,000	C$10.00	1/15/2016	Open Market
11/25/2015	American Style Listed Put Option†	1,000	C$10.00	12/18/2015†	Open Market
11/25/2015	American Style Listed Put Option†	1,000	C$11.00	12/18/2015†	Open Market
11/25/2015	American Style Listed Put Option	2,000	US$7.50	2/19/2016	Open Market
11/25/2015	American Style Listed Put Option	2,000	C$9.00	1/15/2016	Open Market
11/26/2015	American Style Listed Put Option	4,000	C$10.00	1/15/2016	Open Market
11/26/2015	American Style Listed Put Option†	1,000	C$11.00	12/18/2015†	Open Market
11/30/2015	American Style Listed Put Option†	6,000	C$11.00	12/18/2015†	Open Market
12/1/2015	American Style Listed Put Option	4,000	US$7.50	1/15/2016	Open Market
12/1/2015	American Style Listed Put Option†	21,000	US$7.50	12/18/2015†	Open Market
12/4/2015	American Style Listed Put Option	14,000	US$7.50	1/15/2016	Open Market
12/4/2015	American Style Listed Put Option†	10,000	US$7.50	12/18/2015†	Open Market
12/4/2015	American Style Listed Put Option	2,000	US$7.50	2/19/2016	Open Market
12/4/2015	American Style Listed Put Option	2,000	US$7.50	5/20/2016	Open Market
12/4/2015	American Style Listed Put Option	14,000	C$9.00	4/15/2016	Open Market
12/8/2015	American Style Listed Put Option	14,100	US$7.50	5/20/2016	Open Market
12/11/2015	American Style Listed Put Option	1,000	C$10.00	1/15/2016	Open Market
12/11/2015	American Style Listed Put Option	13,300	US$7.50	5/20/2016	Open Market
12/11/2015	American Style Listed Put Option	1,000	C$9.00	4/15/2016	Open Market
12/15/2015	American Style Listed Put Option†	2,000	US$7.50	12/18/2015†	Open Market

* For options, represents the number of underlying Shares.  All put options were written by the Fund (i.e. the Fund had a short position in such put options) such that, if exercised, at the sole discretion of the applicable counterparty, the Fund would be required to purchase Shares at the price indicated above.
** With respect to options, represents the cost per underlying Share

†  Put options have expired without being exercised.

Other K2 Reporting Persons

None

Sprott Inc.

Date of Transaction	Security	Amount of Securities Bought (Sold)	Unit Cost	Expiration Date	Where and How Effected
12/15/2015	Common Shares	50,000	US$7.68	N/A	Open Market

Sprott Global Resource Investments Ltd.

Date of Transaction	Security	Amount of Securities Bought (Sold)	Unit Cost	Expiration Date	Where and How Effected
11/10/2015	Common Shares	800	US$9.45	N/A	Open Market

Sprott Asset Management USA Inc.

Date of Transaction	Security	Amount of Securities Bought (Sold)	Unit Cost	Expiration Date	Where and How Effected
11/23/2015	Common Shares	30	US$8.47	N/A	Open Market
11/10/2015	Common Shares	160	US$9.68	N/A	Open Market

Resource Capital Investments Corp.,
on behalf of Exploration Capital Partners 1998-B LP

Date of Transaction	Security	Amount of Securities Bought (Sold)	Unit Cost	Expiration Date	Where and How Effected
10/20/2015	Common Shares	44,000	US$10.94	N/A	Open Market
10/28/2015	Common Shares	139,000	US$11.06	N/A	Open Market
11/06/2015	Common Shares	70,000	US$10.80	N/A	Open Market
11/16/2015	Common Shares	20,000	US$10.63	N/A	Open Market
11/16/2015	Common Shares	50,000	US$9.26	N/A	Open Market
11/18/2015	Common Shares	52,000	US$9.65	N/A	Open Market
11/18/2015	Common Shares	10,000	US$8.82	N/A	Open Market
11/19/2015	Common Shares	20,000	US$8.98	N/A	Open Market
11/20/2015	Common Shares	10,000	US$9.25	N/A	Open Market
11/20/2015	Common Shares	85,000	US$9.12	N/A	Open Market

Sprott Asset Management LP,
on behalf of Sprott-Zijin Mining Master Fund

None

John Paul Tognetti
Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
10/20/2015	Common Shares	46,000	US$10.88	N/A	Open Market
10/27/2015	Common Shares	40,000	US$10.99	N/A	Open Market
10/27/2015	Common Shares	5,500	US$10.99	N/A	Open Market
10/27/2015	Common Shares	7,500	US$10.99	N/A	Open Market
10/29/2015	Common Shares	(25,000)	US$10.52	N/A	Open Market
11/06/2015	Common Shares	20,000	US$10.57	N/A	Open Market
10/27/2015	Common Shares	9,500	US$10.99	N/A	Open Market
11/05/2015	Common Shares	70,000	US$10.75	N/A	Open Market
11/10/2015	Common Shares	58,000	US$9.87	N/A	Open Market
11/11/2015	Common Shares	10,000	US$9.41	N/A	Open Market
11/13/2015	Common Shares	50,000	US$9.20	N/A	Open Market
11/16/2015	Common Shares	4,500	US$9.20	N/A	Open Market
11/17/2015	Common Shares	10,000	US$8.76	N/A	Open Market
11/19/2015	Common Shares	20,000	US$8.93	N/A	Open Market
11/20/2015	Common Shares	60,000	US$9.07	N/A	Open Market
11/20/2015	Common Shares	10,000	US$9.19	N/A	Open Market
10/26/2015	Exercise of American Style Put Option (short position)	2,500	US$20.00	N/A	Open Market
11/20/2015	American Style Put Option (closing out prior short position)	17,500	US$20.00	11/20/2015	Open Market
11/20/2015	Expiration of American Style Listed Call Option (long position)	(40,000)	N/A	N/A	Open Market
12/10/2015	Common Shares	100,000	C$10.86	N/A	Open Market
12/15/2015	Common Shares	185,000	C$10.39	N/A	Open Market
12/16/2015	Common Shares	15,000	C$10.98	N/A	Open Market
12/16/2015	Common Shares	40,000	C$11.31	N/A	Open Market
12/04/2015	Common Shares	10,000	C$11.16	N/A	Open Market
12/10/2015	Common Shares	5,000	US$7.93	N/A	Open Market
12/04/2015	Common Shares	10,000	C$11.16	N/A	Open Market
12/10/2015	Common Shares	5,000	US$7.93	N/A	Open Market
12/04/2015	Common Shares	10,000	C$11.16	N/A	Open Market
12/10/2015	Common Shares	5,000	US$7.93	N/A	Open Market
12/04/2015	Common Shares	10,000	C$11.16	N/A	Open Market
12/10/2015	Common Shares	5,000	US$7.93	N/A	Open Market
12/17/2015	Common Shares	50,000	C$11.55	N/A	Open Market
* For options, represents the number of underlying Shares
** With respect to options, represents the cost per underlying Share

Kyle Jason McLean
Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
11/17/2015	Common Shares	3,000	C$11.67	N/A	Open Market
11/19/2015	American Style Listed Call Option	10,000	US$7.50	05/20/2016	Open Market
11/19/2015	Common Stock	(1,500)	C$12.17	N/A	Open Market
11/30/2015	American Style Listed Call Option	50,000	US$12.50	05/20/2016	Open Market
* For options, represents the number of underlying Shares
** With respect to options, represents the cost per underlying Share

Tri Fund
(Joint Account of John Paul Tognetti and Kyle Jason McLean)

Date of Transaction	Security	Amount of Securities Bought (Sold)*	Unit Cost**	Expiration Date	Where and How Effected
12/08/2015	American Style Listed Call Option	3,700	US$12.50	05/20/2016	Open Market
12/08/2015	American Style Listed Call Option	3,000	US$10.00	05/20/2016	Open Market
12/08/2015	American Style Listed Call Option	17,800	US$10.00	05/20/2016	Open Market
12/9/2015	American Style Listed Call Option	5,000	US$12.50	05/20/2016	Open Market
12/9/2015	American Style Listed Call Option	300	US$12.50	05/20/2016	Open Market
12/9/2015	American Style Listed Call Option	2,400	US$12.50	05/20/2016	Open Market
12/9/2015	American Style Listed Call Option	10,000	US$10.00	02/19/2016	Open Market
12/10/15	American Style Listed Call Option	13,900	US$12.50	05/20/2016	Open Market
12/10/15	American Style Listed Call Option	10,000	US$7.50	05/20/2016	Open Market
12/10/15	American Style Listed Call Option	14,000	US$7.50	02/19/2016	Open Market
12/15/2015	American Style Listed Call Option	10,000	US$10.00	05/20/2016	Open Market
12/15/2015	Common Stock	3,000	C$10.10	N/A	Open Market
* For options, represents the number of underlying Shares
** With respect to options, represents the cost per underlying Share

Pacific World Energy Ltd.,
on behalf of Carlo Civelli

Date of Transaction	Security	Amount of Securities Bought (Sold)	Unit Cost	Expiration Date	Where and How Effected
11/23/2015	Common Shares	21,300	US$8.61	N/A	Open Market
11/20/2015	Common Shares	10,000	US$9.19	N/A	Open Market
11/19/2015	Common Shares	20,000	US$8.93	N/A	Open Market
11/17/2015	Common Shares	10,000	US$8.76	N/A	Open Market
11/13/2015	Common Shares	50,000	US$9.20	N/A	Open Market
11/13/2015	Common Shares	48,600	US$9.60	N/A	Open Market
11/11/2015	Common Shares	10,000	US$9.41	N/A	Open Market
11/10/2015	Common Shares	56,500	US$9.87	N/A	Open Market
11/06/2015	Common Shares	20,000	US$10.57	N/A	Open Market
11/05/2015	Common Shares	70,000	US$10.75	N/A	Open Market
10/29/2015	Common Shares	(25,000)	US$10.52	N/A	Open Market
10/28/2015	Common Shares	1,600	US$10.99	N/A	Open Market
10/27/2015	Common Shares	139,000	US$10.99	N/A	Open Market
10/20/2015	Common Shares	44,000	US$10.88	N/A	Open Market
Patrick Charles Evans
None

Exhibit C
Letter to Daniel Jarvis, Lead Director of the Issuer

K2 & Associates Investment Management Inc. 2 Bloor Street West, Suite 801 Toronto, ON M4W 3E2

December 21, 2015
BY EMAIL
Daniel Jarvis
Lead Director
Dominion Diamond Corporation
#1102 - 4920 52nd Street
Yellowknife, Northwest Territories X1A 3T1

Dear Mr. Jarvis:
K2 & Associates Investment Management Inc. manages one of Canada’s top performing Hedge Funds with a history of superior annualized returns.  This letter is addressed to you as Lead Director of Dominion Diamond Corporation (the “Company”), as the Chairman of the Company is not independent.
I am writing to you on behalf of a group of investors (the “Group”) who currently collectively own 5.4% of the outstanding common shares of the Company, making the Group, taken as whole, one of the Company’s largest shareholders.  As a result of U.S. regulatory requirements, we will today file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13D disclosing the holdings of the Group.  SEC rules also require that this letter be filed as an exhibit to the Schedule 13D.  Consequently, this letter will become public.
The Group consists of institutional and individual investors, each of whom has significant experience investing in the mining industry and has deep public market expertise.  We have each made an investment in the Company because we believe that the Company’s common shares are significantly undervalued by the public markets.  We are cognizant of how market conditions have created headwinds for the industry generally.  But, the Group believes that the Company’s share price has suffered excessively and unnecessarily as a result of misguided policies and missed opportunities, including with respect to:
—	corporate governance;
—	overall business strategy;
—	business performance;
—	capital allocation priorities;
—	project priorities;
—	cost containment;
—	diamond marketing;
—	compensation policies and practices;

C-1

—	corporate disclosure practices; and
—	shareholder engagement.

To date, the Company has failed to articulate a clear plan of action to remedy these issues.  We are writing because we wish to engage in a constructive dialogue with you, as Lead Director, and with the independent members of the Board of Directors, as a whole, regarding opportunities to maximize shareholder value.
We believe there are a number of ways for the Company to generate shareholder value and that the independent members of the Board of Directors must immediately undertake a strategic review to determine the most effective means to create such value.  But, time is of the essence.  There is an immediate opportunity for us to work together to create value for all of the Company’s shareholders. Inaction will only result in the continued erosion of shareholder value.
We wish to meet with you to address these pressing issues.  To that end, I ask that you please contact Kyle McLean, a member of the Group, as soon as possible at 1-604-697-7100 to arrange a meeting with Mr. McLean in Vancouver (or another location if you prefer) before the New Year.
We look forward to a collaborative dialogue with you and the independent directors.  We hope that the independent members of the Board of Directors embrace this opportunity to move in a positive direction and work together with us to deliver positive results for all shareholders.
We thank you and the independent members of the Board of Directors for your consideration.
Very truly yours,
/s/ Josef Vejvoda
Josef Vejvoda
Portfolio Manager
K2 & Associates Investment Management Inc.
C-2

Exhibit D

AGREEMENT
DATED December 21, 2015
BETWEEN:
PATRICK CHARLES EVANS, with an address at 8700 E. Pinnacle Peak Road, Suite 205, Scottsdale, Arizona, 85255 ( “Evans”),
and
EXPLORATION CAPITAL PARTNERS 1998-B LIMITED PARTNERSHIP, a California limited partnership, with an address at 1910 Palomar Point Way, Suite 200, Carlsbad, California, 92008 (“ECP”),
and
K2 & ASSOCIATES INVESTMENT MANAGEMENT INC., an Ontario corporation, with an address at 2 Bloor Street West, Suite 801, Toronto, Ontario, M4W 3E2 (“K2”),
and
KYLE JASON MCLEAN, with an address at #700 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 (“McLean”),
and
PACIFIC WORLD ENERGY LTD., a British Virgin Islands company, with an address at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, B.V.I. (“Pacific World”),
and
JOHN PAUL TOGNETTI, with an address at #700 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 (“Tognetti”).

WHEREAS:
A.	each of Evans, K2, McLean, Pacific World, ECP and Tognetti (each, a “Shareholder” and together, the “Shareholders”), or one of its or his affiliates as the case may be, is the registered owner and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act (as defined below)) of that number of issued and outstanding common shares (“Subject Shares”) in the capital of Dominion Diamond Corporation (the “Company”), a corporation existing under the federal laws of Canada, set forth on the form of Schedule 13D attached to this Agreement; and
B.	subject to Section 1.2, below, the Shareholders wish to confirm their agreement to coordinate certain of their efforts with respect to (i) the purchase and sale of Subject Shares and/or options or other derivative securities that constitute or may by their terms create beneficial ownership of Subject Shares (collectively, “Securities”) and (ii) proposing certain actions and/or transactions to the Company.
NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE 1
COORDINATED ACTIVITIES
Section 1.1	Coordinated Activities
The following matters shall require the mutual agreement of the Shareholders:
(a)	the making, revising or withdrawing of any proposals to the Company regarding the conduct of its business, corporate governance matters, corporate transactions or otherwise;
(b)	the admission or withdrawal of any additional members of the group being formed hereby;
(c)	whether to run a proxy contest involving the Company and the selection and nomination of individuals to serve as directors of the Company for such proxy contest; and
(d)	the conduct of any litigation or investigation to the extent the same relates to the group conduct of the Shareholders, provided that in the case of this clause (d), the conduct of any litigation or investigation that would not materially affect one of the Shareholders shall not require the agreement of such Shareholder, to the extent decisions regarding such conduct do not adversely affect the interests of such Shareholder.
If the Shareholders have agreed on a matter set forth in clauses (a) through (c) above, Evans shall assume decision-making authority with respect to the execution of such matter.  In connection with any action taken pursuant to the immediately preceding sentence, Evans shall give the other Shareholders reasonable advance notice and a reasonable period of consultation, it being understood that the particular circumstances may require prompt action.  The Shareholders will jointly cooperate in the defence of any third party litigation or regulatory investigation with respect to the activities engaged in by them pursuant to this Agreement.
Section 1.2	Affiliates
To the extent that an affiliate of a Shareholder is the registered holder or beneficial owner of Subject Shares or Securities, all such Subject Shares and Securities shall be considered to be held or beneficially owned by the Shareholder for the purposes of this Agreement, provided that all Subject Shares beneficially owned by any affiliate of ECP shall not be considered to be held or beneficially owned by ECP for the purposes of this Agreement and all affiliates of ECP shall be disregarded for all purposes under this Agreement notwithstanding that they may be required to be disclosed on a Schedule 13D or any other required regulatory filing.

ARTICLE 2
COVENANTS
Section 2.1	General Covenants of the Shareholders
Each Shareholder hereby covenants and agrees in favour of the other Shareholders that, from the date hereof until the termination of this Agreement in accordance with Article 6:
(a)	if required in order to undertake any action agreed to be taken by the Shareholders, it shall promptly cause any Subject Shares held in beneficial form through a broker or other intermediary on behalf of the Shareholder to be registered in physical form directly in the name of the Shareholder;
(b)	any Securities acquired by any Shareholder or any of its or his affiliates subsequent to the date hereof, on the open market, by private agreement or otherwise, shall be deemed to be subject to the terms hereof and each Shareholder shall give notice in writing to counsel to the Shareholders (and each other Shareholder, upon request) on the date such Securities are acquired;
(c)	not to (and to cause its or his affiliates not to) directly or indirectly (i) sell, transfer, assign, grant a participation interest in, pledge, hypothecate, grant security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement or other arrangement with respect to the Transfer of, any of its Securities to any person, or (ii) grant any proxies or power of attorney, deposit any of its Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Securities, other than pursuant to this Agreement. The intent of this Section 2.1(c) is that the Shareholders and its or his affiliates will not reduce their economic interest in the Company without the consent of the other Shareholders;
(d)	at any meeting of shareholders of the Company called to vote upon the election of directors of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the election of directors of the Company is sought, each Shareholder shall cause its Subject Shares to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares as may be agreed upon by the Shareholders from time to time, and in any event it shall vote (i) in favour of any nominee for election chosen by the Shareholders and against any nominee for election not chosen by the Shareholders; and (ii) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the matters contemplated by this Agreement; and
(e)	it shall notify the other Shareholders immediately if it becomes aware of any undisclosed “material facts” and/or “material changes”, as such terms are defined under applicable securities laws, in respect of the Company and its outstanding securities, including the Subject Shares.

Section 2.2	Filing Obligations
Each of the Shareholders hereby acknowledges and agrees that it:
(a)	is aware of its obligations with respect to early warning, insider reporting and other applicable securities law filings, including without limitation, the requirement in certain circumstances for each Shareholder to issue and file a press release and early warning report in accordance with Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids and report its ownership of securities on The System for Electronic Disclosure by Insiders (SEDI) in accordance with National Instrument 55-104 – Insider Reporting Requirements and Exemptions and requirements to file a Schedule 13D and applicable amendments thereto in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”);
(b)	shall provide counsel to the Shareholders (and each other Shareholder, upon request), on an ongoing basis, with any information required from it for the preparation and filing of the respective reports and filings required under applicable securities laws, which information shall be current and shall be accurate and complete in all material respects;
(c)	consents to the disclosure of the information provided in accordance with Section 2.2(b) in any such report;
(d)	will (i) make all such filings within the required time period or (ii) cause its filing obligations to be satisfied by one or more joint filings as contemplated in clause (e) below; and
(e)	agrees that any filing contemplated by this Section 2.2 that is being filed jointly by more than one Shareholder shall be made by Evans, provided that each other applicable Shareholder shall be given reasonable opportunity to review and comment on each such filing, and the content of each such filing relating to such Shareholder shall be reasonably satisfactory to such Shareholder.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Section 3.1	Representations and Warranties
Each Shareholder hereby represents and warrants to and covenants with the other Shareholders as follows, and acknowledges that the other Shareholders are relying upon such representations, warranties and covenants in entering into this Agreement:
(a)	Formation; Capacity; Authorization. If the Shareholder is a corporation, the Shareholder is a corporation duly incorporated and validly existing under the laws noted on the face page hereof; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. If the Shareholder is a limited partnership, the Shareholder is a limited partnership duly formed and validly existing under the laws noted on the face page hereof; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder;
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and to general principles of equity;
(c)	Ownership of Shares and Other Securities. The Shareholder’s beneficial ownership of Subject Shares and other Securities is in the forms and amounts set forth in the draft Schedule 13D attached hereto. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other securities of the Company. The Shareholder is the registered and/or beneficial owner of the Subject Shares and other Securities set forth in the draft Schedule 13D attached hereto, with good and marketable title thereto, free and clear of any and all liens.
(d)	No Undisclosed Material Information. The Shareholder is not in possession of any undisclosed “material facts” and/or “material changes”, as such terms are defined under applicable securities laws, with respect to the Company and/or its outstanding securities, including the Subject Shares;
(e)	No Breach. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:
(i)	result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Shares) may be bound,
(ii)	require on the part of the Shareholder any filing with (other than pursuant to the requirements of applicable securities laws set forth in Section 2.2) or permit, authorization, consent or approval of, any governmental authority or any other person, except for any such filings, permits, authorizations, consents or approvals that have been obtained or made; or
(iii)	violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or any of its properties or assets, in each case other than as would not be reasonably expected to have a materially adverse effect on the Shareholder’s ability to perform its obligations hereunder;

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Shares beneficially owned by the Shareholder, or any interest therein or right thereto, except pursuant to this Agreement;
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Shares as contemplated herein. None of the Shareholder’s Subject Shares is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind;
(h)	Consents. No consent, approval, order or authorization of, or declaration or filing with, any governmental authority or other person is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement; and
(i)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Authority or, to the knowledge of the Shareholder, threatened against the Shareholder or any judgment, decree or order against the Shareholder that would adversely affect in any material manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Subject Shares.
ARTICLE 4
EXPENSES
Section 4.1	Expenses
Each of the Shareholders shall pay its proportionate share of all reasonable out-of-pocket, third-party expenses (including fees and disbursements of counsel, financial advisors, communication firms, proxy solicitors, accounting or valuation firms or other professionals and advisors engaged by, or to act on behalf of, the Shareholders) in connection with the matters described in this Agreement, including in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto, in each case to the extent not reimbursed by the Company.  Each Shareholder’s proportionate share of such expenses shall be the percentage obtained by dividing the number of Subject Shares beneficially owned by such Shareholder by the total number of Subject Shares beneficially owned by all Shareholders in the aggregate (including such Shareholder), as of the date of termination of this Agreement.
ARTICLE 5
COMMUNICATION
Section 5.1	Authorized Spokespersons
(a)	Unless otherwise agreed to in writing, only Evans, McLean and Mr. Josef Vejvoda of K2 are authorized to undertake discussions with the Company, make public oral statements, and initiate contact with analysts, the media and other investors in connection with the matters contemplated by this Agreement.

Except as required by applicable laws or regulations or by any governmental authority or in accordance with the requirements of any stock exchange, each Shareholder agrees that it or he will not, and will cause its representatives to not, undertake discussions with the Company, make public oral statements, and/or initiate contact with analysts, the media and other investors with respect to the matters contemplated by this Agreement without the approval of each of the other Shareholders, which shall not be unreasonably withheld or delayed.
(b)	Each Shareholder agrees to consult with the others prior to undertaking discussions with the Company, making public oral statements, and initiating contact with analysts, the media and other investors with respect to matters contemplated by this Agreement.
(c)	Each Shareholder agrees to promptly inform the other Shareholders of any discussions or contact with the Company.
Section 5.2	Disclosure and Public Filing
Each of the Shareholders hereby consents to the public filing of this Agreement as required under applicable laws and to the disclosure of the substance of this Agreement in any press release or any proxy circular relating to any meeting of the shareholders of the Company, subject to the approval of the content of such disclosure by each Shareholder, which shall not be unreasonably withheld or delayed.
ARTICLE 6
TERMINATION
Section 6.1	Termination
This Agreement may be terminated: (i) at any time upon the written agreement of the Shareholders; (ii) forthwith in the event that Shareholders, after making good faith efforts, have failed to reach agreement on a significant decision requiring their mutual agreement; and (iii) in any event, shall automatically terminate on December 31, 2016.
Section 6.2	Effect of Termination
If this Agreement is terminated in accordance with this Article 6, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of the expenses set forth in Article 4 and a breach of this Agreement which occurred prior to such termination and the Shareholders shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Shares.  Notwithstanding anything to the contrary, including any continuing obligations hereunder, upon termination of this Agreement the Shareholders shall no  longer intend to be, and shall no longer be, a “group” for any purposes, including for purposes of applicable securities laws.

ARTICLE 7
GENERAL
Section 7.1	Further Assurances
Each of the Shareholders will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
Section 7.2	Time
Time shall be of the essence in this Agreement.
Section 7.3	Governing Law
The laws of British Columbia and the laws of Canada applicable in that province, excluding any rule or principle of conflicts of law that may provide otherwise, govern this Agreement.
Section 7.4	No partnership, etc.
Nothing contained in this agreement will create a partnership, joint venture, principal-and-agent relationship, or any similar relationship between the parties.
Section 7.5	Entire Agreement
This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the Shareholders with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.
Section 7.6	Amendments
This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the Shareholders.
Section 7.7	Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Shareholders shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Shareholders as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.
Section 7.8	Assignment
The provisions of this Agreement shall be binding upon and enure to the benefit of the Shareholders and their respective successors and permitted assigns, provided that none of the Shareholders may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Shareholders.

Section 7.9	Survival
If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any Shareholder (or any shareholder, director, officer, employee, agent, consultant or representative of such Shareholder) to any other Shareholder.
Section 7.10	Notices
Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered to the addresses on the front page of this Agreement, or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section.  The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a business day at the place of receipt and, otherwise, on the next following business day.
Section 7.11	Specific Performance
The Shareholders agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage would not be adequately compensable in damages. It is accordingly agreed that the Shareholders are entitled to seek an injunction or specific performance of the terms hereof in addition to any other remedies at law or in equity, and a party will not take any action, directly or indirectly, in opposition to another party seeking relief on the grounds that any other remedy or relief is available at law or in equity, and the Shareholders further agree to waive any requirement for the security or posting of any bond in connection with such remedy or relief.
Section 7.12	Liability
Except as set forth in Section 4.1, or resulting from any breach of any Shareholder’s representations, warranties or covenants hereunder, no Shareholder nor any of its affiliates, partners, employees, counsel, agents or representatives shall be liable to any other Shareholder or any of its affiliates, in each case for any loss, liability, damage or expense arising out of or in connection with this Agreement or the actions or transactions contemplated hereby, except to the extent such loss, liability, damage or expense is caused by such party’s gross negligence, fraud, bad faith or wilful misconduct.
Section 7.13	Counterparts
This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.  The Shareholders shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Shareholders.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.
PATRICK CHARLES EVANS

By:	/s/ Patrick Charles Evans
	Name:	Patrick Charles Evans

EXPLORATION CAPITAL PARTNERS 1998-B LIMITED PARTNERSHIP, by its general partner, RESOURCE CAPITAL INVESTMENTS CORP.

By:	/s/ Arthur Richards Rule IV
	Name:	Arthur Richards Rule IV
	Title:	President

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Shawn Kimel
	Name:	Shawn Kimel
	Title:	President

KYLE JASON MCLEAN

By:	/s/ Kyle Jason McLean
	Name:	Kyle Jason McLean

PACIFIC WORLD ENERGY LTD.

By:	/s/ Carlo Civelli
	Name:	Carlo Civelli
	Title:	Director

JOHN PAUL TOGNETTI

By:	/s/ John Paul Tognetti
	Name:	John Paul Tognetti